Bank of America, N.A.

Form SBSE-A

Supplemental Filing Attachment:

Amendment to Schedule B, Section II

Item 13B

August 19, 2024

Bank of America, N.A. - Response to Item 13B of Form SBSE-A - Other entities that could not be entered on the form

Firm or Organization Name	UIC	Street Address 1	Street Address 2	City	State/Country	Zip + 4 Postal Code	Effective Date MM DD YYYY	Termination Date MM DD YYYY	Description
SHANGHAI CLEARING HOUSE		No. 2 East Beijing Road, Huangpu District		Shanghai	China	200002	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	F3JS33DEI6XQ4ZBPTN86	Kungsträdgårdsgatan 8		Stockholm	Sweden	SE-106 40	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300ND1MQ8SNNYMJ22	2 Tornimäe Street		Tallinn	Estonia	15010	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300YW95G1VBBGGV07	Meistaru iela 1, Valdlauci, Kekavas pag.		Rigas raj	Latvia	LV-1076	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SKANDINAVISKA ENSKILDA BANKEN AB	549300SBPFE9JX7N8J82	Gedimino ave.12		Vilnius	Lithuania	01103	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
SOCIETE GENERALE MAROCAINE DE BANQUES SA	549300WHIMVBNIDQWK21	55, Boulevard Abdelmoumen		Casablanca	Morocco	20100	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANBIC IBTC BANK PLC	029200098C3K8BI2D551	I.B.T.C Place, Walter Carrington Crescent, Victoria Island		Lagos	Nigeria		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement

STANDARD CHARTERED BANK (INDONESIA BRANCH)	RILFO74KP1CM8P6PCT96	World Trade Center II, 3rd Floor	Jl.Jend. Sudirman Kav.29-31	Jakarta	Indonesia	12920	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, BAHRAIN BRANCH	RILFO74KP1CM8P6PCT96	Manama Main Branch, Building no.180, Government Avenue		Manama	Kingdon of Bahrain	315	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, DIFC BRANCH	RILFO74KP1CM8P6PCT96	Standard Chartered Bank, Building 1	DIFC, 4th Floor, PO Box 999	Dubari	UAE		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, OMAN BRANCH	RILFO74KP1CM8P6PCT96	Standard Chartered Bank, Bait Al Falaj Street		Ruwi	Sultanate of Oman		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STANDARD CHARTERED BANK, UAE BRANCH	RILFO74KP1CM8P6PCT96	Standard Chartered Bank, Building 1	DIFC, 4th Floor, PO Box 999	Dubari	UAE		10/26/2021	04/30/2024	Third Party arrangement with others with respect to Custody, Clearance, or Settlement
STATE STREET BANK AND TRUST COMPANY	549300ZFEEJ2IP5VME73	State Street Financial Center 1 Lincoln Street		Boston	MA	02111	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
THAILAND SECURITIES DEPOSITORY COMPANY LIMITED	254900IJQ6ZM0PD20H32	14th Floor, 93 Ratchadaphisek Road		Dindaeng	Thailand		10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
THE BANK OF NEW YORK MELLON	HPFHU0OQ28E4N0NFVK49	240 Green Street		New York	NY	10286	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
The Branch of CITIBANK, N.A. in	579100KKDGKCFFKKF005	Bartolomé Mitre 530 –3rd floor		Buenos Aires	Argentina	C1036AAJ	10/26/2021	05/31/2024	Third Party arrangement with others with respect to

the Republic of Argentina									Custody, Clearance, or Settlement
THE CLEARING CORPORATION OF INDIA LIMITED	335800CNVQFGRCP1PR55	CCIL BHAVAN, S. K. BOLE ROAD, DADAR (WEST)		MUMBAI	IN-MH	400028	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
THE DEPOSITORY TRUST COMPANY INC	MLDY5N6PZ58ZE60QU102	55 Water St		New York	NY	10041	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
THE STANDARD BANK OF SOUTH AFRICA LTD	QFC8ZCW3Q5PRXU1XTM60	Investor Services, 3rd Floor, 25 Pixley Ka Isaka Seme Street		Johannesburg	South Africa	2001	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
U.S. BANK NATIONAL ASSOCIATION	6BYL5QZYBDK8S7L73M02	425 Walnut Street		Cincinnati	OH	45202	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK CZECH REPUBLIC AND SLOVAKIA, A.S.	KR6LSKV3BTSJRD41IF75	Želetavská 1525/1		Praha 4 - Michle	Czech Republic	140 92	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANK HUNGARY ZRT.	Y28RT6GGYJ696PMW8T44	Szabadság tér 5-6.		Budapest	Hungary	HU-1054	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
UNICREDIT BANKA SLOVENIJA d.d.	549300O2UN9JLME31F08	Šmartinska 140		Ljubljana	Slovenija/Slovenia	SI-1000	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
WELLS FARGO BANK, NATIONAL ASSOCIATION	KB1H1DSPRFMYMCUFXT09	301 South College Street		Charlotte	NC	28202	1/1/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement

ZAGREBACKA BANKA D.D.	PRNXTNXHBI0TSY1V8P17	Savska 62		Zagreb	Croatia	10000	10/26/2021		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
CITIBANK KOREA INC.	745P3MMS7E8CUVXDRJ82	50, Saemunan-ro, Jongno-gu		Seoul	South Korea	03184	03/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
KOREA EXCHANGE	549300TJ3RRV6Q1UEW14	40, Munhyeongeumyung-ro	Nam-gu, Busan, 50F, BIFC	Busan Metropolitan City KR-26	South Korea	48400	03/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
TAIWAN FUTURES EXCHANGE CO., LTD.	549300J778QS7XTS7440	14th Floor, 100 Roosevelt Road	Section 2	Taiwan	Taiwan	100404	03/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement
CREDITEX LLC	549300MTPNQ2UHMICT12	3411 SILVERSIDE ROAD	TATNALL BUILDING 104	Wilmington	Delaware	19810	04/01/2024		Third Party arrangement with others with respect to Execute or Trade
THE BANK OF NEW YORK MELLON, LONDON BRANCH	HPFHU0OQ28E4N0NFVK49	240 Green Street		New York	NY	10286	07/01/2024		Third Party arrangement with others with respect to Custody, Clearance, or Settlement